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Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to use of our report dated March 9, 2011 relating to the consolidated financial statements of IESI-BFC Ltd. and subsidiaries and the effectiveness of IESI-BFC Ltd.'s internal control over financial reporting incorporated by reference in this Annual Report on Form 40-F of IESI-BFC Ltd. for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Independent Registered Accountants
Licensed Public Accountants
Toronto, Canada
March 31, 2011

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  Exhibit 99.8